Filed pursuant to Rule 424(b)(3)
Registration No. 333-161770

PROSPECTUS SUPPLEMENT NO. 2

31,179,092 Shares of Common Stock

of

GEORGIA GULF CORPORATION

This prospectus supplement no. 2 supplements and amends the prospectus dated October 29, 2009, previously supplemented on November 9, 2009, which constitutes part of our registration statement on Form S-1 (No. 333-161770) relating to up to 31,179,092 shares of our common stock that may be offered for sale by the stockholders named in the prospectus. This prospectus supplement includes our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on December 22, 2009.

This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus, including any supplements or amendments thereto.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the “Risk Factors” section beginning on page 3 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 22, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 22, 2009 (December 22, 2009)

GEORGIA GULF CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-09753	58-1563799
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

115 Perimeter Center Place, Suite 460, Atlanta, GA	30346
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (770) 395 - 4500

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 1.01               Entry into a Material Definitive Agreement.

Georgia Gulf Corporation issued $500,000,000 in aggregate principal amount of 9% Senior Secured Notes due 2017 pursuant to an indenture dated December 22, 2009 with U. S. Bank National Association as trustee and collateral agent. Also on December 22, 2009, we entered into a new senior secured asset-based revolving credit facility, or ABL Revolver, with General Electric Capital Corporation, as administrative agent, and General Electric Capital Corporation and Wachovia Capital Finance Corporation (New England), as co-collateral agents, and a syndicate of financial institutions and institutional lenders. We used the net proceeds of the sale of the notes together with drawings under our ABL Revolver to repay in full all amounts outstanding under our existing senior secured credit facilities and accounts receivable securitization facility and to pay associated fees and expenses. General Electric Capital Corporation was a party to the Second Amended and Restated Receivables Purchase Agreement described in Item 1.02 below.  The following are descriptions of the notes and the ABL Revolver.

9% Senior Secured Notes due 2017

The notes will mature on January 15, 2017. Interest will accrue on the notes from December 22, 2009, and the first interest payment date will be July 15, 2010. We may redeem some or all of the notes at any time after January 15, 2014 at specified redemption prices. We may also redeem up to 35% of the aggregate principal amount of the notes using the proceeds of certain equity offerings completed before January 15, 2013. We may also redeem up to 10% of the aggregate principal amount of the notes in any twelve month period on or before January 15, 2014 at a price equal to 103% of the aggregate principal amount thereof plus any accrued and unpaid interest thereon. In addition, we may redeem some or all of the notes at any time prior to January 15, 2014 at a price equal to 100% of the principal amount thereof plus a make-whole premium and accrued and unpaid interest. If we sell certain of our assets or experience specific kinds of changes of control, we must offer to purchase the notes.

The notes are our senior secured obligations, rank senior in right of payment to all our existing and future debt that is expressly subordinated in right of payment to the notes, including our existing senior subordinated notes, and rank equally in right of payment with all our existing and future liabilities that are not so subordinated, including the ABL Revolver and our existing senior notes. The notes will be initially guaranteed by substantially all of our domestic subsidiaries. Each of the guarantees will rank senior in right of payment to all of such guarantor’s existing and future debt that is expressly subordinated in right of payment to the notes, including its guarantee of the existing senior subordinated notes, and will rank equally in right of payment with all of such guarantor’s existing and future liabilities that are not so subordinated, including its guarantee of the ABL Revolver and our existing senior notes. The notes and the guarantees will be structurally subordinated to all of the liabilities and preferred stock of any of our subsidiaries that do not guarantee the notes, including the obligations of our Canadian subsidiaries under the Canadian sub-facility of the ABL Revolver. The notes and the guarantees are secured by first-priority liens on substantially all of our and our U.S. subsidiaries’ present and future assets located in the United States (other than the ABL Collateral (as defined below), in which the ABL Revolver will have a first-priority lien, and other excluded assets) including equipment, certain owned real property, and all present and future shares of capital stock or other equity interests of each of our and our U.S. subsidiaries’ owned domestic subsidiaries and 65% of the present and future shares of capital stock or other equity interests of each of our and our U.S. subsidiaries’ directly owned foreign restricted subsidiaries, in each case subject to certain exceptions and customary permitted liens (the “Notes Collateral”). The notes and the guarantees will also be secured by second-priority liens on the ABL Collateral.

Senior Secured asset-based revolving credit facility

The ABL Revolver provides for revolving credit financing of up to $300.0 million, subject to borrowing base availability, with a maturity of four years. The borrowing base at any time equals the sum (subject to certain reserves and other adjustments) of:

•                  85% of the net amount of eligible accounts receivable; plus,

•                  the lesser of (i) 85% of the net orderly liquidation value of eligible inventory and (ii) 60% of the lesser of cost or market of eligible inventory; less,

•                  a $15 million availability block; less,

•                  reserves reasonably determined by the co-collateral agents.

The ABL Revolver also includes a $125.0 million sub-facility for borrowings by our Canadian subsidiaries, and a $100.0 million sub-facility for letters of credit.

All borrowings under the ABL Revolver are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

U.S. Borrowings under the ABL Revolver bear interest at a rate per annum equal to, at our option, either (a) an index rate determined by reference to the highest of (1) the “prime rate” as published by The Wall Street Journal (or another national publication selected by the administrative agent), (2) the federal funds effective rate plus 1/2 of 1% and (3) the London Interbank Offered Rate, or LIBOR, determined by reference to the costs of funds for U.S. dollar deposits for a three-month interest period adjusted for certain additional costs plus 1% or (b) LIBOR determined by reference to the costs of funds for U.S. dollar deposits for a three month interest period adjusted for certain additional costs, in each case plus an applicable margin based on our average excess availability under the ABL Revolver.

Canadian Borrowings under the ABL Revolver bear interest at a rate per annum equal to, at our option, either (a) an index rate determined by reference to the higher of (1) the annual rate of interest quoted from time to time in the “Report on Business” section of The Globe and Mail as being “Canadian prime”or “chartered bank prime rate” and (b) the rate per annum determined by reference to the average rate applicable to Canadian Dollars bankers’ acceptances with a term comparable to the applicable period plus 1.00% per annum or (b) LIBOR determined by reference to the costs of funds for U.S. dollar deposits for a three month interest period adjusted for certain additional costs, in each case plus an applicable margin based on our average excess availability under the ABL Revolver.

The applicable margin for borrowings under the ABL Revolver are as set forth in the following table:

Average Excess Availability	LIBOR Margin	Index Margin

$50 million or less	4.00%	3.00%

$50 to $100 million	3.75%	2.75%

$100 to $150 million	3.50%	2.50%

More than $150 million	3.25%	2.25%

The LIBOR margin will be fixed at 3.75% and the index margin will be fixed at 2.75%, in each case until our monthly financial statements for the month ending May 31, 2010 are delivered to the lenders.

In addition to paying interest on outstanding principal under the ABL Revolver, we are required to pay a commitment fee in respect of the unutilized commitments thereunder, which fee is 0.75% of the unutilized commitments if utilization is less than 50%, and 0.50% if utilization is greater than or equal to 50%. We must also pay customary letter of credit fees equal to the applicable margin on LIBOR loans and agency fees.

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the ABL Revolver exceeds the lesser of (i) the commitment amount and (ii) the borrowing base, we will be required to repay outstanding loans and cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under the ABL Revolver is less than $60 million for a period of three consecutive business days or any event of default shall have occurred, we will be required to deposit cash from our material deposit accounts (including all concentration accounts) daily in a collection account maintained with the administrative agent under the ABL Revolver, which will be used to repay outstanding loans and cash collateralize letters of credit.

We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

There is no scheduled amortization under the ABL Revolver. All outstanding loans under the facility are due and payable in full on the fourth anniversary of the closing date.

All U.S. borrowings under the ABL Revolver will be unconditionally guaranteed jointly and severally on a senior secured basis by substantially all of our existing and subsequently acquired or organized direct or indirect wholly-owned U.S. subsidiaries, and in any event by all subsidiaries that guarantee the notes. All Canadian borrowings under our ABL Revolver will be unconditionally guaranteed jointly and severally on a senior secured basis by all of our existing and subsequently acquired or organized direct or indirect wholly-owned U.S. subsidiaries, as well as substantially all of our existing or subsequently acquired or organized direct or indirect wholly-owned Canadian subsidiaries. All obligations under the ABL Revolver, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of our assets and the assets of the guarantors, including:

•                  a first-priority lien, subject to permitted liens, on our and our U.S. subsidiaries’ receivables and inventory and related general intangibles, certain other related assets and proceeds thereof (the “ABL Collateral”), as well as substantially all of the present and future personal property assets of our Canadian subsidiaries; and

•                  a second-priority lien on the Notes Collateral.

The ABL Revolver requires that if excess availability is less than $45 million for three consecutive business days, we comply with a minimum fixed charge coverage ratio test of 1.10 to 1.00. In addition, the ABL Revolver includes affirmative and negative covenants that, subject to significant exceptions, limit our ability and the ability of our subsidiaries to, among other things:

•                  incur, assume or permit to exist additional indebtedness or guarantees;

•                  incur liens;

•                  make investments and loans;

•                  pay dividends, make payments or redeem or repurchase capital stock;

•                  engage in mergers, acquisitions and asset sales;

•                  prepay, redeem or purchase certain indebtedness including the notes;

•                  amend or otherwise alter terms of certain indebtedness, including the notes;

•                  engage in certain transactions with affiliates; and

•                  alter the business that we conduct.

The ABL Revolver contains certain customary representations and warranties, affirmative covenants and events of default, including among other things payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting the ABL Revolver to be in full force and effect, and change of control. If such an event of default occurs, the lenders under the ABL Revolver would be entitled to take various actions, including accelerating amounts due under the ABL Revolver, and all actions permitted to be taken by a secured creditor.

Item 1.02               Termination of a Material Definitive Agreement.

On December 22, 2009, as described under Item 1.01 above, we repaid in full and terminated (i) the Senior Secured Credit Agreement, as amended, among Georgia Gulf Corporation and Royal Group, Inc., as borrowers, certain of our subsidiaries as guarantors, Bank of America, National Association, as domestic administrative agent and acting through its Canadian branch, as Canadian administrative agent, and the other lenders put thereto and (ii) the Amended and Restated

Receivables Sale and Servicing Agreement, as amended, among the entities party thereto as originators, GGRC Corp., as Buyer, and Georgia Gulf Corporation as Servicer and the Second Amended and Restated Receivables Purchase Agreement, as amended, among GGRC Corp. as seller, the purchasers party thereto and General Electric Capital Corporation, as administrative agent.  General Electric Capital Corporation is party to the ABL Revolver described in Item 1.01 above.

Item 2.03               Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information in Item 1.01 above is hereby incorporated by reference herein.

Item 8.01               Other Events.

On December 22, 2009, Georgia Gulf Corporation issued a press release announcing the closing of the sale of the notes and the entry into the ABL Revolver and repayment of its existing senior secured credit facilities and asset securitization facility as more fully described in the press release attached hereto as Exhibit 99.1, which is hereby incorporated by reference herein.

Item 9.01               Financial Statements and Exhibits.

(d)           Exhibits.

Number	Exhibit

99.1	Press Release, dated December 22, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GEORGIA GULF CORPORATION

	By:	/s/ Joel I. Beerman
	Name:	Joel I. Beerman
	Title:	Vice President, General Counsel and Secretary
Date: December 22, 2009